Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF JULY 30, 2018

DATE, TIME AND PLACE: On July 30, 2018 at 5:00 p.m., at Avenida Brigadeiro Faria Lima, 3.500, 4º andar, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM:

The majority of the members, with the participation of the Directors as permitted by item 6.7.1. of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1. Opening the meeting, the Directors examined the financial statements for the period from January to June 2018, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee's Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors.

After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A.– Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.)

2. Subsequently, the Directors decided, “ad referendum” of the General Stockholders’ Meeting, on the basis of subitems 6.8, IX and X, and 14.2 of the Bylaws, to declare earnings to stockholders, complementary to the dividends paid monthly during the first half and attributed to the mandatory dividend for 2018, that will be paid on August 30, 2018, based on the final stockholding position recorded on August 17, 2018:

a)	dividends in the amount of R$0.62400 per share; and

b)	interest on capital in the amount of R$0.12520 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$0.10642 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), July 30, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló and Marco Ambrogio Crespi Bonomi – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations